                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended                    DECEMBER 31, 2000

                                         or

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934.

        For the transition period from _______________ to ______________

        Commission File Number 1-7848 (Lazare Kaplan International Inc.)

                A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS

                B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        LAZARE KAPLAN INTERNATIONAL INC.
                                529 FIFTH AVENUE
                               NEW YORK, NY 10017

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                TABLE OF CONTENTS

                                                         Page

Report of Independent Auditors                             3

Statements of Net Assets
         Available for Benefits                            4

Statements of Changes in Net
         Assets Available for
         Benefits                                          4

Notes to Financial Statements                            5-9

Supplemental Schedule:

         Schedule H, Line 4(i) Assets
         Held for Investment Purposes at end  of
         Year as of December 31, 2000                     10

Signature                                                 11

                         REPORT OF INDEPENDENT AUDITORS


To the Trustees and Participants of
Lazare Kaplan International Inc.
401(k) Plan for Savings and Investments

We have audited the accompanying statements of net assets available for benefits of the Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         Ernst & Young LLP
June 22, 2001
New York, New York

                   LAZARE KAPLAN INTERNATIONAL INC.
               401(k) PLAN FOR SAVINGS AND INVESTMENTS
            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                                 December 31,
                                                                                          2000                 1999
                                                                                     ---------------      ----------------
Assets
Investments, at fair value:
   Mutual funds                                                                         $ 5,070,700            $5,115,332
   Lazare Kaplan International, Inc. Common Stock                                             3,282                 5,265
   Participant Loans                                                                        218,249               218,269
-----------------------------------------------------------------------              ---------------      ----------------
Total assets                                                                              5,292,231             5,338,866
-----------------------------------------------------------------------              ---------------      ----------------

Liabilities                                                                                       -                     -
-----------------------------------------------------------------------              ---------------      ----------------
Net assets available for benefits                                                       $ 5,292,231            $5,338,866
=======================================================================              ===============      ================

                      See accompanying notes



                        LAZARE KAPLAN INTERNATIONAL INC.
                     401(k) PLAN FOR SAVINGS AND INVESTMENTS
            STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                                            Year Ended December 31,
                                                                                          2000                 1999
                                                                                     ---------------      ----------------
Additions:
Investment Income
   Interest and dividend income                                                            $373,152              $390,815
   Net (depreciation)/appreciation in fair value of investments                            (698,126)              656,241
Participant Contributions                                                                   412,353               370,456
Loan interest payments                                                                       17,808                15,823
-----------------------------------------------------------------------              ---------------      ----------------
Total additions                                                                             105,187             1,433,335

Deductions:
Benefits paid to participants                                                              (151,822)             (133,644)
-----------------------------------------------------------------------              ---------------      ----------------
Total (deductions)                                                                         (151,822)             (133,644)

Net (decrease)/increase                                                                     (46,635)            1,299,691

Net assets available for benefits at beginning of year                                    5,338,866             4,039,175
-----------------------------------------------------------------------              ---------------      ----------------
Net assets available for benefits at end of year                                         $5,292,231            $5,338,866
=======================================================================              ===============      ================

                    See accompanying notes

                        LAZARE KAPLAN INTERNATIONAL INC.

                             401(k) PLAN FOR SAVINGS
                                 AND INVESTMENTS

                          Notes to Financial Statements
                                December 31, 2000

1. DESCRIPTION OF THE PLAN

                  The Lazare Kaplan International Inc. 401(k) Plan for Savings and Investments (the "Plan") became effective January 1, 1990. The Plan is a defined contribution profit-sharing plan applicable to full-time employees who complete at least one year of service or were a full-time employee as of January 1, 1990. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

                  The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

                  Employees may elect to contribute, subject to defined limitations, a portion of their salary to the Plan, to be deducted from each paycheck under a deferred arrangement pursuant to Section 401(k) of the Internal Revenue Code. Lazare Kaplan International Inc. (the "Company") intends to match contributions in an amount equal to 50[c] for every pretax dollar contributed up to the first six percent on the first $20,000 of compensation, as defined, providing the Company's pretax earnings for that fiscal year exceed $3,500,000. Matching contributions will be made at the end of each calendar year.

                  The Plan is funded from each payroll directly to Fidelity Investments (the "Custodian"). Each Plan participant's contribution with any employer's contribution, is invested in or among seven funds or the Company's stock at the sole discretion of the participant.

                  All employee contributions are fully vested when made. Employer contributions are earned at a rate of 33-1/3 percent after two years of service, 66-2/3 percent after three years and full vesting after four years of service. Service is based on date of hire. Forfeited balances of terminated participants' non-vested accounts are used to reduce Company contributions.

                  Employees may borrow up to fifty percent of their vested account balance with a minimum loan of $1,000 and a maximum loan of $50,000. Repayment of the loan, made through payroll deductions, must be made over a period not to exceed five years except for the purchase of a primary residence which can be for a period not to exceed twenty years. Interest is charged at 1/4 percent over the prime rate at the time the loan is requested.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                  Basis of Accounting - The Plan's financial statements have been preprared on the accrual basis of accounting.

                  Valuation of Investments - The Plan's investments are stated at fair value. Unrealized appreciation or depreciation of the securities is reflected in the asset balances. Fair values are determined by the Custodian of the Fidelity Equity Income Fund, Fidelity Magellan Fund, Fidelity Capital Appreciation Fund, Fidelity Growth & Income Portfolio and Fidelity Growth Company Fund based upon closing prices of securities traded on national stock exchanges and at closing bid-and-asked quotations for those securities traded in over-the-counter markets. The Fidelity Ginnie Mae Portfolio is valued primarily on the basis of valuations furnished by a pricing service, which utilizes both dealer-supplied valuations and EDP techniques. The U.S. Government Reserves
Fund is valued utilizing an amortized cost valuation technique. The Company's common stock is valued at the closing price of the common stock on the last day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

                  Except for the Company's common stock, the Plan's investments are pooled with other investments administered by the Custodian. The combined net investment income from other investments is allocated to each fund participant based upon his or her share of the total shares of the fund. Earnings are accrued daily and posted monthly by the Custodian.

                  Fees and Expenses - The administration fees and expenses of the Plan are paid by the Company and not charged to the Plan.

                  Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                  Reclassification - Prior year amounts have been reclassified to conform with the current years presentation.

3. INTERNAL REVENUE STATUS

                  The Plan has received a determination letter from the Internal Revenue Service dated July 12, 1994 stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust exempt.

 .       PLAN TERMINATION

                  It is the intention of the Company to continue the Plan indefinitely. However, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, all participants' accounts will be fully vested.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000 and 1999.


                                                            December 31,

                                                     2000              1999
                                                     ----              ----

Net assets available for
 benefits per the financial
 statements                                      $ 5,292,231        $ 5,338,866
Contributions refundable                              (2,492)            (8,410)
Withdrawals payable                                  (10,331)            (4,605)
                                                 -----------        -----------
Net assets available for
 benefits per Form 5500                          $ 5,279,408        $ 5,325,851
                                                 ===========        ===========

5. RECONCILIATION OF FINANCIAL STATMENTS TO FORM 5500
   (continued)

                  The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2000 and 1999:

                                                              Year Ended
                                                             December 31,
                                                        2000             1999
                                                        ----             ----
Benefits paid to participants
 per the financial statements                        $ 151,822       $ 133,644
Add: amounts allocated to
 withdrawn participants at
 December 31                                            10,331           4,605
Add: amounts allocated to
 be distributed to participants
 at December 31                                          2,492           8,410
Less: amounts allocated to
 withdrawn participants in
 prior year                                             (4,605)         (1,667)
Less: amounts allocated to be
 distributed to participants
 in prior year                                          (8,410)         (9,364)
                                                     ---------        ---------
Benefits paid to participants
 per Form 5500                                       $ 151,630        $135,628
                                                     =========        =========

6.              INVESTMENTS

All contributions to the Plan are invested by the Custodian as directed by the participant. The Custodian holds the Plan's investments and executes all investment transactions. The fair value of investments held by the Trustee as of December 31, 2000 and 1999 were as follows:

                                                                                            Year Ended December 31,
Description                                                                               2000                 1999
-----------------------------------------------------------------------              ---------------      ----------------
Fidelity U.S. Government Reserves                                                        $  236,864           $   241,889
Fidelity Ginnie Mae Portfolio                                                               230,900               206,400
Fidelity Equity Income Fund *                                                               884,690               903,802
Fidelity Equity Magellan *                                                                1,259,348             1,451,135
Fidelity Capital Appreciation Fund *                                                        926,247               956,436
Fidelity Growth & Income Portfolio *                                                        456,246               558,237
Fidelity Growth Company Fund *                                                            1,076,405               797,433
LKI Stock                                                                                     3,282                 5,265
Participant Loans                                                                           218,249               218,269
                                                                                     ---------------      ----------------
                                                                                         $5,292,231            $5,338,866
                                                                                     ===============      ================


 * Individual investments representing 5% or more of the fair value of net assets available for plan benefits.


During the years ended December 31, 2000 and 1999, the Plan's investments (including investmets purchased, sold, and held during the year) appreciated / (depreciated) in fair value as follows:

                                                                                           Year Ended December 31,
Description                                                                               2000                 1999
-----------------------------------------------------------------------              ---------------      ----------------

Fidelity Ginnie Mae Portfolio                                                             $   7,650              $ (9,874)
Fidelity Equity Income Fund                                                                   1,496               (30,826)
Fidelity Equity Magellan                                                                   (179,980)              162,826
Fidelity Capital Appreciation Fund                                                         (283,922)              228,124
Fidelity Growth & Income Portfolio                                                          (51,384)               14,845
Fidelity Growth Company Fund                                                               (190,002)              291,146
LKI Stock                                                                                    (1,984)                    -
                                                                                     ---------------      ----------------
                                                                                          $(698,126)             $656,241
                                                                                     ===============      ================

                                                                 EN # 13-6966063
                                                                       Plan #001


                        Lazare Kaplan International Inc.
                            401(k) Plan for Savings
                               and Investments

  Schedule H, Line (i) Assets Held for Investment Purposes at end of year

                                December 31, 2000


Description                                       Fair Value
-----------                                       ----------
Fidelity U.S. Government Reserves *               $  236,864
Fidelity Ginnie Mae Portfolio *                      230,900
Fidelity Equity Income Fund *                        884,690
Fidelity Magellan Fund *                           1,259,348
Fidelity Capital Appreciation Fund *                 926,247
Fidelity Growth & Income Portfolio *                 456,246
Fidelity Growth Company Fund *                     1,076,405
LKI Stock                                              3,282
Loans to participants (interest rates
         from 6.25% to 9.25%)                        218,249
                                                  ---------
                                                  $5,292,231
                                                  =========


* Indicates Party-in-Interest to the Plan.

                                   SIGNATURES

                       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                         LAZARE KAPLAN INTERNATIONAL INC.
                                         401(k) PLAN FOR SAVINGS
                                           AND INVESTMENT

                                         By: /s/ Leon Tempelsman
                                             ------------------------
                                                Leon Tempelsman
                                                Trustee

Dated:  June 25, 2001

                                  EXHIBIT INDEX


Exhibit
----------
23.1                          Consent of Ernst & Young LLP


                         STATEMENT OF DIFFERENCES

       The cent sign shall be expressed as .........................[c]